EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

Twelve Months Ended September 30, 2011
(millions of dollars)

Operating revenues	$7,308
Fuel, purchased power costs and delivery fees	(3,576)
Net gain from commodity hedging and trading activities	254
Operating costs	(884)
Depreciation and amortization	(1,483)
Selling, general and administrative expenses	(728)
Franchise and revenue-based taxes	(97)
Other income	857
Other deductions	(601)
Interest income	3
Interest expense and related charges	(3,929)

Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(2,876)
Income tax benefit	989
Equity in earnings of unconsolidated subsidiaries (net of tax)	272

Net loss	$(1,615)